UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2012

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from                      to

COMMISSION FILE NUMBER: 000-49883

A.	Full title of the plan and address of the plan, if different from that of issuer named below:

Plumas Bank

401 (k) Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

Plumas Bancorp

35 S. Lindan Avenue

Quincy, CA 95971

REQUIRED INFORMATION

1.	Not Applicable
2.	Not Applicable
3.	Not Applicable
4.	The Plumas Bank 401(k) Profit Sharing Plan, (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Furnished herewith are the financial statements and schedules of the Plan for the fiscal year ended December 31, 2012, prepared in accordance with the financial reporting requirements of ERISA.

PLUMAS BANK

401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS

December 31, 2012 and 2011

PLUMAS BANK 401(k) PROFIT SHARING PLAN

Quincy, California

FINANCIAL STATEMENTS

December 31, 2012 and 2011

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of

Plumas Bank 401(k) Profit Sharing Plan

Quincy, California

We have audited the accompanying statements of net assets available for benefits of the Plumas Bank 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2012 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2012 financial statements taken as a whole.

Crowe Horwath LLP

Sacramento, California

June 27, 2013

1.

PLUMAS BANK 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2012 and 2011

	2012	2011
ASSETS
Investments, at fair value (Notes 3, 4 and 5)	$7,199,001	$1,923,815
Cash	—	4,862,656
Receivables:
Notes receivable from participants	181,511	190,795
Employee contributions receivable	—	15,947

Total receivables	181,511	206,742

Total assets and net assets reflecting all investments at fair value	7,380,512	6,993,213
Adjustment from fair value to contract value for collective trust	—	(151,834)

Net assets available for benefits	$7,380,512	$6,841,379

See accompanying notes to financial statements.

2.

PLUMAS BANK 401(k) PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Years Ended December 31, 2012 and 2011

	2012	2011
ADDITIONS
Investment income (Note 4):
Net appreciation (depreciation) in fair value of investments	$671,860	$(205,522)
Interest and dividends	77,615	56,231

Net investment (loss) income	749,475	(149,291)
Interest income on notes to participants	8,147	8,872
Contributions:
Participant	539,478	423,940

	1,297,100	283,521
DEDUCTIONS
Benefits paid to participants	750,506	1,055,532
Administrative expense	7,461	12,452

	757,967	1,067,984

Net increase (decrease)	539,133	(784,463)
Net assets available for benefits:
Beginning of year	6,841,379	7,625,842

End of year	$7,380,512	$6,841,379

See accompanying notes to financial statements.

3.

PLUMAS BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 1—DESCRIPTION OF PLAN

The following description of the Plumas Bank (the “Bank”) 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description or the Plan Document for a more complete description of the Plan’s provisions.

General

Plumas Bank, the Plan Sponsor, established the Plan effective on April 1, 1988, to provide all Bank employees, not otherwise excluded, who have completed 90 days of service and are eighteen years of age with the opportunity to defer a portion of their eligible compensation on a pre-tax basis. All investments in the Plan are participant directed. Prudential Insurance Company of America (Prudential) served as the trustee of the Plan through December 31, 2011. Principal Trust Company (Principal) became the trustee effective January 1, 2012. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participant Contributions

Each year, participants may make salary deferral contributions in any percentage of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (IRC) limitations. All participant contributions and earnings thereon are 100% vested. Participants are automatically enrolled on the first day of the month following the date the participant meets eligibility requirements.

Employer Contributions

The Bank provided no match on participant’s elective deferrals for the years ended December 31, 2012 or 2011. At the discretion of the Bank, the Bank may also make a non-elective contribution to the Plan. During 2012 and 2011 the Bank did not make any discretionary contributions. Bank contributions are subject to certain IRC limitations. Both the matching contribution and any non-elective contribution vest over a five-year period as follows:

Service	Percentage Vested
2 years but less than 3 years	25%
3 years but less than 4 years	50%
4 years but less than 5 years	75%
5 years or more	100%

Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of the Bank’s matching and discretionary contributions and Plan earnings and is charged with withdrawals and an allocation of Plan losses and investment management fees. Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Each participant directs the investment of his or her account to any of the investment options available under the Plan.

(Continued)

4.

PLUMAS BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 1—DESCRIPTION OF PLAN (Continued)

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at prevailing market rates at the time of borrowing. Principal and interest are paid through payroll deductions.

Payment of Benefits

On termination of employment or other reasons specified by the Plan, a participant may elect to receive a lump sum payment, a part lump sum payment and part installment payments, or installment payments (annually, quarterly or monthly) over a specified period of time, not exceeding the participant’s life expectancy or the joint life expectancy of the participant or participant’s beneficiary. As of December 31, 2012 and 2011, there were no benefits payable to participants that have elected to withdraw from the Plan but have not yet been paid.

Forfeitures

Forfeitures from the nonvested portion of terminated employees’ account balances can be used to reduce employer contributions in the following plan year or can be used to pay administrative expenses. Forfeitures totaling $1,788 and $11,618 were used to offset plan expenses for the years ended December 31, 2012 and 2011, respectively.

Administrative Costs

During 2012 administrative costs equal to the amount of 2012 forfeitures were paid by the Plan with the remaining administrative costs paid by the Participants. During 2011 administrative costs equal to the amount of 2011 forfeitures were paid by the Plan with the remaining administrative costs paid by the Bank.

Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, participants will become fully vested in their accounts.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

(Continued)

5.

PLUMAS BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contract because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. At December 31, 2012 the Plan holds a direct interest in a fully benefit-responsive investment contract. Management has determined that the fair value of the investment contract approximates contract value; therefore there is no adjustment from fair value to contract value at December 31, 2012. At December 31, 2011, the Plan held an indirect interest in a fully benefit-responsive contract through its investment in a collective trust. The Statement of Net Assets Available for Benefits presented the fair value of the investment in the collective trust, as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Adoption of New Accounting Standard

In May 2011, the FASB issued an amendment to achieve common fair value measurement and disclosure requirements between U.S. and International accounting principles. Overall, the guidance is consistent with existing U.S. accounting principles; however, there are some amendments that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The effect of adopting this standard had no effect on the Plan’s net assets available for benefits or changes therein. However, the expanded disclosure requirements have been included in Note 5.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect certain reported amounts and disclosures and actual results could differ from these estimates.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value as further described in Note 5. Purchases and sales of securities are recorded on a trade date-basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances. Delinquent participant loans are recorded as benefits paid to participants based upon the terms of the plan document. As part of the change in trustees from Prudential to Principal, all outstanding loans at December 30, 2011, which totaled $190,795 at December 31, 2011, were transferred in kind to Principal.

(Continued)

6.

PLUMAS BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Risks and Uncertainties

The Plan utilizes various investments. Investments are exposed to various risks, such as interest rate, market, liquidity and credit risk. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the fair values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Payment of Benefits

Benefits are recorded when paid.

NOTE 3—INVESTMENT IN CONTRACT WITH INSURANCE COMPANY

At December 31, 2012, the Plan has an investment in a fully benefit-responsive Group Annuity contract with Principal Life Insurance Company (Principal; Issuer). Under the terms of the contract, the contributions are maintained in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under Employee Retirement Income Security Act of 1974. In the event that the Plan Sponsor terminates the contract and requests an immediate payout, the contract payout would be subject to a 5% termination fee. The plan administrator does not believe that the occurrence of any other such contract value events, which would limit the Plan’s ability to transact at contract value with participants, is probable. The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

The crediting interest rate of the contract is based on a formula agreed upon with the issuer, as defined in the contract agreement, but cannot be less than zero. Such interest rates are reviewed and reset on semi-annual basis. The key factors that influence future interest crediting rates could include the following: the level of market interest rates; the amount and timing of participant contributions, transfers and withdrawals into/out of the contracts; and the duration of the underlying investments backing the contract. Management has determined that the fair value of the investment contract approximates contract value; therefore there is no adjustment from fair value to contract value reflected in the Statement of Net Assets Available for Benefits.

(Continued)

7.

PLUMAS BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 3—INVESTMENT IN CONTRACT WITH INSURANCE COMPANY (Continued)

The following table discloses the average yields earned on the Principal Fixed Income Option for the account’s actual earnings, and the earnings actually credited to participants’ accounts:

December 31, 2012
Average yields:
Based on actual earnings (1)	2.09%
Based on interest rate credited to participants (2)	2.10%

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the contract investments on the same date.
(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the contract investments on the same date.

NOTE 4—INVESTMENTS

The following presents the fair value of investments that represent 5 percent or more of the Plan’s net assets available for benefits.

	December 31,
	2012	2011
Mutual funds:
PIMCO Total Return A Fund	$840,904	$—
Edge Asset Management-Capital Appreciation R5 Fund	731,998	—
T. Rowe Price/Brown Advisory LargeCap Growth I R5 Fund	784,567	—
American Funds EuroPacific Growth R3 Fund	837,450	—
Goldman Sachs/LA Capital Mgmt. MidCap Value I R5 Fund	388,464	—
Prudential Jennison Mid Cap Growth A Fund	468,302	—
Investment contract:
Principal Fixed Income Guaranteed Option*	$1,553,799	$—
Collective trust:
Wells Fargo Stable Return Fund G (contract value: 2011—$1,527,005)	$—	$1,678,839

*	Party-in-interest

(Continued)

8.

PLUMAS BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 4 – INVESTMENTS (Continued)

During 2012 and 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

	December 31,
	2012	2011
Company common stock	$84,877	$4,778
Mutual funds	586,983	(210,300)

Net appreciation (depreciation)	$671,860	$(205,522)

NOTE 5—FAIR VALUE MEASUREMENTS

Fair Value Hierarchy

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. The effect of a change in valuation technique or its application on a fair value estimate is accounted for prospectively as a change in accounting estimate. When evaluating indications of fair value resulting from the use of multiple valuation techniques, the Plan is to select the point within the resulting range of reasonable estimates of fair value that is most representative of fair value under current market conditions. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy. Transfers between hierarchy measurement levels are recognized by the Plan as of the actual date the event or change in circumstances that caused the transfer.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

(Continued)

9.

PLUMAS BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 5—FAIR VALUE MEASUREMENTS (Continued)

Mutual Funds: The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Company Common Stock: The fair value of Plumas Bancorp common stock is determined by obtaining quoted prices from a nationally recognized exchange (level I inputs).

Guaranteed Investment Contract – The fair value of the Plan’s investment contract has been determined to approximate contract value (Level 3 inputs), as the terms of the contract prohibit transfer or assignment of rights under the contract and provide for all distributions, prior to contract termination, at contract value, frequent re-setting of contractual interest rates based upon market conditions, no significant liquidity restrictions and no defined maturities. In addition, management has determined that no adjustment from contract value is required for credit quality considerations. Contract value represents contributions made to the contract, plus earnings, less participant withdrawals and administrative expenses. The terms of this investment contract and those of investment contracts held by employee benefit plans generally prohibit the sale or transfer of the contract by the plan/contract holder.

Stable Value Fund: The fair values of participation units in the stable value collective trust are based upon the net asset values of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund (level 2 inputs). The fund invests in conventional investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital and liquidity to pay plan benefits of its retirement plan investors. The fund generally provides for daily redemptions by the Plan at reported net asset value per share, however, redemptions by Plan participants to reinvest in options that compete with the fund may be delayed for up to 90 days. Currently the Plan does not provide for any competing stable value funds or benefit-responsive investment contracts.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(Continued)

10.

PLUMAS BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 5—FAIR VALUE MEASUREMENTS (Continued)

Investments measured at fair value on a recurring basis which are held directly by the Plan are summarized below:

		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
Description	Fair Value	(Level 1)	(Level 2)	(Level 3)
December 31, 2012
Common stock of Plan Sponsor	$357,827	$357,827	$—	$—
Mutual Funds:
Large U.S. Equity	$1,620,903	$1,620,903
Small/Mid U.S. Equity	1,182,558	1,182,558
Fixed Income	930,862	930,862
International Equity	906,550	906,550
Target Date	626,812	626,812
Short-Term Fixed Income	19,690	19,690
Guaranteed investment contract	$1,553,799	$—	$—	$1,553,799

Total	$7,199,001	$5,645,202	$—	$1,553,799

		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
Description	Fair Value	(Level 1)	(Level 2)	(Level 3)
December 31, 2011
Common stock of Plan Sponsor	$244,976	$244,976	$—	$—
Stable Value collective trust	1,678,839	—	1,678,839	—

Total	$1,923,815	$244,976	$1,678,839	$—

There were no changes in the valuation techniques used during 2012 and 2011. There were no recurring assets transferred in or out of Level 1, 2 or 3 during the years ended December 31, 2012 or 2011.

The Plan did not have any assets or liabilities measured at fair value on a non-recurring basis at December 31, 2012 or 2011.

(Continued)

11.

PLUMAS BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 5—FAIR VALUE MEASUREMENTS (Continued)

The table below presents a reconciliation of all investments measured at fair value on a recurring basis using significant unobservable inputs (level 3) for the year ended December 31, 2012, including the reporting classifications for the applicable gains and losses included in the 2012 statement of changes in net assets available for benefits.

Guaranteed
Investment
Contract
Balance, January 1, 2012	$—
Total gains included in change in net assets available for benefits:
Interest income on investment contracts held at end of year	1,099
Purchases	1,869,284
Sales	(316,584)

Balance, December 31, 2012	$1,553,799

NOTE 6—CONCENTRATION OF INVESTMENTS

At December 31, 2012 and 2011, the Plan held investments in Plumas Bancorp common stock, representing approximately 5% and 4% of net assets available for benefits, respectively.

NOTE 7—PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under DOL regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Certain Plan investments were shares of mutual funds managed by Prudential Investments. Prudential Investments is an affiliate of Prudential Insurance Company of America the trustee as defined by the Plan through December 31, 2011 and, therefore, these transactions qualify as party-in-interest transactions. On December 31, 2011, Prudential Investments initiated a wire transfer of the Plan’s cash balance of $4,862,656 to Principal Trust Company, the trustee of the Plan effective January 1, 2012, which reflects a party-in-interest transaction. Fees paid by the Plan to parties in interest for investment management services were included as a reduction of the return earned on each fund. Notes receivable from participants also reflect party-in-interest transactions.

At December 31, 2012 and 2011, the Plan’s investments in Plumas Bancorp common stock (a related party) are as follows:

	December 31,
	2012	2011
Number of shares	109,763	102,927
Fair value, based on quoted market values	$357,827	$244,976

The Plan’s investment in Plumas Bancorp’s common stock, including investments bought, sold and held during the year, appreciated in value by $84,877 and $4,778 during 2012 and 2011, respectively, which is included in the total investment appreciation discussed in Note 3.

(Continued)

12.

PLUMAS BANK 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 8—FEDERAL INCOME TAX STATUS

The Internal Revenue Service issued an opinion letter dated March 31, 2008 indicating that the prototype adopted by the Plan, as then designed, was in compliance with applicable requirements of the Internal Revenue Code. Although the Plan has been amended from the original prototype document, Plan management believes that the Plan is currently being operated in accordance with the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan. Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require recognition or disclosure in the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements. With few exceptions, the Plan is no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities for years before 2009.

13.

SUPPLEMENTAL SCHEDULE

PLUMAS BANK 401(k) PROFIT SHARING PLAN

EMPLOYER IDENTIFICATION NUMBER: 95-3520374

PLAN NUMBER: 001

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2012

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost(1)	(e) Value
	MUTUAL FUNDS:
	PIMCO Total Return A Fund	74,813.52 Shares		$840,904
	American Funds EuroPacific Growth R3 Fund	20,703.34 Shares		837,450
	T. Rowe Price/Brown Advisory LargeCap Growth I R5 Fund	81,050.33 Shares		784,567
	Edge Asset Management—Capital Appreciation R5 Fund	17,383.00 Shares		731,998
	Prudential Jennison Mid Cap Growth A Fund	14,995.25 Shares		468,302
	Goldman Sachs/LA Capital Mgmt. MidCap Value I R5 Fund	26,864.73 Shares		388,464
*	Principal LifeTime 2020 R5 Fund	24,755.33 Shares		311,422
	Heartland Value Plus Fund	8,790.78 Shares		260,998
*	Principal LifeTime 2030 R5 Fund	19,629.65 Shares		245,371
	JP Morgan High Yield A Fund	11,105.88 Shares		89,958
*	Principal Global Adv. LargeCap S&P 500 Index R5 Fund	7,696.97 Shares		77,662
	Oppenheimer Developing Markets A Fund	1,958.05 Shares		69,099
*	Principal Global Adv. SmallCap S&P 600 Index R5 Fund	3,205.74 Shares		59,434
*	Principal LifeTime 2050 R5 Fund	2,276.50 Shares		27,751
	Edge Asset Management—Equity Income R5 Fund	1,366.58 Shares		26,676
	Well Fargo Advantage Money Market A Fund	19,689.61 Shares		19,690
*	Principal LifeTime 2025 R5 Fund	1,290.94 Shares		12,922
*	Principal LifeTime 2040 R5 Fund	754.87 Shares		9,572
*	Principal LifeTime Strategic Income R5 Fund	719.66 Shares		8,175
*	Principal LifeTime 2045 R5 Fund	477.47 Shares		4,746
*	Principal LifeTime 2035 R5 Fund	317.96 Shares		3,180
*	Principal Global Adv. MidCap S&P 400 Index R5 Fund	209.41 Shares		3,148
*	Principal LifeTime 2015 R5 Fund	269.17 Shares		2,676
	Eagle Small Cap Growth A Fund	51.70 Shares		2,213
*	Principal LifeTime 2055 R5 Fund	74.23 Shares		739
*	Principal LifeTime 2010 R5 Fund	21.54 Shares		258
	STOCK:
*	Plumas Bancorp Common	109,762.75 Shares		357,827
	INVESTMENT CONTRACT:
*	Principal Fixed Income Guaranteed Option			1,553,799

				$7,199,001

(1)	Cost is not required for participant-directed investments
*	Party-in-interest to the Plan.

14.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees or other persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Plumas Bank 401(k) Profit Sharing Plan
(Name of Plan)

Date: June 27, 2013	/s/ Richard L. Belstock
Richard L. Belstock
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

23.1	Independent Registered Public Accountant’s Consent for the audit of year ended December 31, 2012 dated June 27, 2013.